Inter Parfums, Inc.

551 Fifth Avenue

New York, NY 10176

November 15, 2019

United States

Securities and Exchange Commission

Washington, D.C. 20549-7010

Att.: Mr. Ameen Hamady

Re:	Inter Parfums, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed March 1, 2019
File No. 000-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated November 7, 2019 of Mr. Ameen Hamady, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Company”). We have reproduced the comments from such letter, and our responses follow each of such comments.

Comment from letter dated November 7, 2019 of Mr. Ameen Hamady:

Form 10-K for the Year Ended December 31, 2018

(1) The Company and its Significant Accounting Policies Revenue recognition, page F-11

1. You recognize revenue from your contracts when contract terms are met, the price is fixed and determinable, collectability is reasonably assured and product is shipped or risk of ownership has been transferred to and accepted by the customer. It is unclear how this policy complies with the provisions of ASC 606. Specifically, clarify how you consider the transfer of control of your products when considering the timing of revenue recognition. Refer to paragraphs ASC 606-10-25-23 through 25-26. Furthermore, tell us your consideration of the disclosures set forth in ASC 606-10-50 (e.g. contract balances, remaining performance obligations, determining the transaction price, including variable consideration, etc.)

Company response:

Each of the Company’s revenue contracts principally represent a single performance obligation to sell fragrance and fragrance related products to customers. Revenue is recognized when contract terms are met, the price is fixed and determinable, collectability is reasonably assured and the product is shipped or risk of ownership has been transferred to and accepted by the customer. In using the terminology “risk of ownership has been transferred to and accepted by the customer” our intent was to convey that transfer of control of the goods has passed to the customer based upon the agreed shipping terms. As our products are not manufactured specifically for a single customer, the performance obligation is satisfied at the point in time when the control of the goods has passed to the customer.

In future filings, the Company will modify the disclosure to state that revenue is recognized when control of the assets has passed to the customer based upon the agreed upon shipping terms.

The Company considered all disclosures set forth in ASC 606-10-50 and determined that these were either not applicable, not material, or were disclosed elsewhere in the Form 10-K for the period ended December 31, 2018. For the disclosure of performance obligations, as provided by ASC 606-10-50-14, the Company elected the practical expedient as any material performance obligations were part of contracts with an original performance obligation of a year or less. As such, no additional disclosure regarding transaction price allocated to remaining performance obligations were required. We also note in our current disclosure that net sales are comprised of gross revenues less returns, trade discounts and allowances. This disclosure is meant to convey that in measuring revenue and determining the consideration the Company is entitled to as part of a contract with a customer, the Company takes into account the related elements of variable consideration.

In future filings, the Company will modify the disclosure to make it clear that the Company takes into account the related elements of variable consideration in measuring revenue.

Comment from letter dated November 7, 2019 of Mr. Ameen Hamady:

Sales Returns, page F-11

2. Tell us whether you record an asset for the right to recover goods from your customers. Please refer to ASC 606-10-55-23.

Company response:

Revenue is only recorded in the amount the Company expects to be received. As prescribed in ASC 606-10-55-23 and as stated in our disclosure, the Company records estimated reserves for sales returns as a reduction of sales, cost of sales, and accounts receivable. An asset is recorded for the right to recover product estimated to be returned, which is netted in accounts receivable. We will include a statement of that fact in future filings.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg
Russell Greenberg,
Executive Vice President
and Chief financial Officer

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